

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2022

Yongchen Lu
Chief Executive Officer
TH International Limited
2501 Central Plaza
227 Huangpi North Road
Shanghai, People's Republic of China, 200003

> **Re: TH International Limited**
> **Amendment No. 6 to Registration Statement on Form F-4**
> **Filed June 22, 2022**
> **File No. 333-259743**

Dear Mr. Lu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 17, 2022 letter.

Amendment No. 6 to Registration Statement on Form F-4 filed June 22, 2022

Termination of BofA Securities's Engagements, page 124

1. Please revise to provide a reasonable basis for your disclosure regarding the view of THIL's board and of Silver Crest's board that the terminations of the financial advisors' engagements was "part of a broader response to the proposed rules rather than as a reaction to a particular concern about the Business Combination." This language continues to be speculative and we note that neither adviser has "confirmed whether it agrees with the disclosure made in this proxy statement/prospectus relating to the termination." Alternatively, please remove such statements. In connection therewith, please revise to provide a further explanation as to why there was "no reason to discount

any work or advice provided by" BofA Securities or UBS (e.g., explain the process by which the boards made such determinations after receiving the termination letters). Please make conforming changes in your section entitled "Termination of UBS's Engagements" on page 125, as well as in your risk factors on pages 89, 90 and 91.

Termination of UBS's Engagements, page 125

2. We note your disclosure that "[i]n a letter sent by representatives of UBS to Silver Crest on June 9, 2022, UBS waived its claim to the deferred underwriting commissions." Please disclose whether UBS provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why UBS was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise your risk factor disclosure to explicitly clarify that UBS has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated, and address whether such fee waiver is unusual in nature and whether this impacted Silver Crest's evaluation of the business combination.

Silver Crest's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 202

3. Please revise to also discuss results of operations and liquidity for the three months ended March 31, 2022.

General

4. In Exhibit 5.1, please revise to exclude THIL from your assumptions regarding "the authority of such persons signing" and the "due authorization, execution and delivery of all documents by the parties thereto."

You may contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: John Owen